U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 8, 2002

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2002

SADIA S.A.

By ______________________________

Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

INDEX of EXHIBITS

EXHIBIT	DESCRIPTION
1	Release—First Quarter 2002, dated May 2, 2002

Exhibit 1

Release—First Quarter 2002 dated May 2, 2002

RELEASE – FIRST QUARTER 2002

SDIA4
BOVESPA

NÍVEL 1
MERCADO

SDA
LISTED
NYSE


Sadia

Market price:
Pref SDIA4 = R$ 1,29
ADR SDA = US$ 16,75
April 30, 2002

Number of shares:
683 million

Market capitalization:
R$ 881 million
US$ 373 million

Contacts:

SADIA S.A.

Luiz Murat
Chief Financial Officer
João Malandrin
Finance and Investor Relations Manager
Tel: (5511) 3649-3552
Fax: (5511) 3649-1785
grm@sadia.com.br
http://www.sadia.com.br

THOMSON FINANCIAL
Thomson Financial IR

Dirceu Cunha
IR Consultant
Tel.: (5511) 3848-0887 ext207
dirceu.cunha@thomsonir.com.br

São Paulo, May 2, 2002 - SADIA S.A. (NYSE: SDA; BOVESPA: SDIA4), Brazil's leader of processed foods, poultry and pork products, today announced its financial results for the first quarter of 2002. The operating and financial information for the Company, except when indicated otherwise is shown in Brazilian *Reais* based on the consolidated figures in accordance with Brazilian corporate law. All comparisons in this release are with respect to the first quarter of 2001, unless otherwise stated.

"In the first quarter of 2002, Sadia initiated recovery of profitability on the domestic market, which was one of its major challenges for this year," said CEO Walter Fontana Filho. *"Domestic sales revenues expanded in a satisfactory fashion, despite the significant reduction of volumes experienced in March because of the concentration of consumption of Easter products. The phenomenon of a decline in the sale of meat during the period preceding the religious holiday — which is an historic occurrence and affects the entire market segment — was accentuated this year because of the drop in consumer purchasing power, with salaries having slipped lower for more than two years now and personal budgets being squeezed, mainly by public tariffs and prices. The company continues to take action designed to expand its customer portfolio and carry on with its project for continuous improvement of service levels to companies of all sizes and market segments. The results of a Benchmark Survey - Customer Service conducted by the Coppead Institute of Administration of the Federal University of Rio de Janeiro revealed that Sadia is the Brazilian food sector company with the highest level of customer satisfaction. The survey also showed that the retail market is increasingly appreciating the quality of its services. On the exports market, Sadia's sales remained high, posting both sales volume and revenue growth compared to last year, even in a situation characterized by stabilization of demand and an increase in supply to the international market, which we previously had forecast. The mix of export sales continues to develop and the company is opening up new markets in tune with its goal of conquering and consolidating a presence in the greatest number of markets possible. In management, one of the highlights of the quarter was the reduction of the net debt and its restructuring, which ensured a strong decline of financial expenses after reducing exposure to exchange risks".*

Sadia

SDIA4 BOVESPA | SDA LISTED NYSE | NÍVEL 1 MERCADO BOVESPA BRASIL

MAJOR FINANCIAL INDICATORS

Consolidated (R$ million)	**1Q01**	**1Q02**	**1Q02/1Q01**
Gross Operating Revenue	**847.7**	**981.3**	**15.8%**
Domestic Market	565.6	608.3	7.5%
Exports Market	282.1	373.0	32.3%
Net Operating Revenue	**745.6**	**876.6**	**17.6%**
Gross Profit	**219.6**	**243.7**	**11.0%**
Gross Margin	29.5%	27.8%	
EBIT	**60.3**	**52.4**	**-13.1%**
Net Income	**8.9**	**27.9**	**215.2%**
EBITDA	**88.0**	**82.5**	**-6.2%**
EBITDA Margin	11.8%	9.4%	
Exports/ Gross Revenue	**33.3%**	**38.0%**	
Net Debt-to-Equity	**100.2%**	**72.5%**	

CHANGE IN CLASSIFICATION CRITERIA

Since the beginning of 2002 Sadia has begun to classify roast, grilled and cooked beef as part of its processed products group, formerly accounted for in poultry and others (in the case of beef). Since all of these products undergo a process of preparation and cooking, the new classification is more appropriate.

OPERATING REVENUES

Sadia posted gross operating revenues of R$ 981.3 million in 1Q02, with growth of 15.8% compared to the same period last year. In the overal makeup of this total, exports accounted for 38.0%, compared to 33.3% in 1Q01. Operating revenues reached R$ 876.6 million, an increase of 17.6% in relation to 1Q01.

Sales volume of pork increased by 50.2%, poultry by 7.7% and processed products declined by 6.4% when compared to 1Q01. In revenue terms, increases were 101.0%, 17.3% and 4.7%, respectively. The average price rose 33.7% for pork, 8.8% for poultry and 11.7% for processed products.

Sadia introduced eight products during the course of 1Q02. A highlight was the Sadia Vita line, containing low quantities of sodium, which carries the seal of approval of the Brazilian Cardiology Society (SBC-Funcor) for contributing to a reduction of coronary disease and hypertension in consumers. The Sadia Vita line reached the market in two frozen versions – lasagna Bolognese and ricotta stuffed ravioli in tomato sauce, ham and turkey breast. Pizzas also gained a new version ½ and ½ calabresa sausage with cheese and ham with cheese.

Sadia

SDIA4 BOVESPA | SDA LISTED NYSE | NÍVEL 1 MERCADO BOVESPA · BRASIL

SALES BREAKDOWN

PREVIOUS CLASSIFICATION

1Q01
R$ 847.1 million



OTHERS
PROCESSED PRODUCTS
PORK
8%
5%
WHOLE POULTRY
17%
50%
20%
POULTRY CUTS

CURRENT CLASSIFICATION

1Q01
R$ 847.1 million



OTHERS
PROCESSED PRODUCTS
PORK
8%
5%
WHOLE POULTRY
17%
51%
19%
POULTRY CUTS

1Q02
R$ 981.3 million



OTHERS
PROCESSED PRODUCTS
PORK
8%
9%
WHOLE POULTRY
16%
47%
20%
POULTRY CUTS

SALES VOLUME – tons

	1Q01	1Q02	%
Domestic Market	**174,812**	**163,397**	**-6.5%**
Processed Products	115,528	108,130	-6.4%
Poultry	42,528	34,949	-17.8%
Pork	16,756	20,318	21.3%
Export Market	**103,804**	**129,658**	**24.9%**
Processed Products	6,215	5,811	-6.5%
Poultry	90,440	108,260	19.7%
Pork	7,149	15,587	118.0%
Total	**278,616**	**293,055**	**5.2%**

GROSS REVENUES – R$ thousand

	1Q01	1Q02	%
Domestic Market	**565,640**	**608,287**	**7.5%**
Processed Products	399,563	420,841	5.3%
Poultry	78,269	79,689	1.8%
Pork	23,068	41,047	77.9%
Others	64,740	66,710	3.0%
Export Market	**282,069**	**373,041**	**32.3%**
Processed Products	35,904	34,960	-2.6%
Poultry	221,787	272,380	22.8%
Pork	22,985	51,509	124.1%
Others	1,393	14,192	918.8%
Total	**847,709**	**981,328**	**15.8%**

DOMESTIC MARKET

In 1Q02 Sadia recorded an increase in revenues of 7.5% compared to 1Q01 on the domestic market despite a decline of 6.5% in sales. Physical sales of processed products fell 6.4%, nevertheless generating a value that was 5.3% greater than the same period a year earlier, while poultry physical sales declined 17.8%, with an increase of 1.8% in revenues. The pork line experienced growth of physical sales and revenues: 21.3% and 77.9% respectively.

SALES BREAKDOWN – DOMESTIC MARKET

PREVIOUS CLASSIFICATION

1Q01

R$ 565.6 million


OTHERS
PROCESSED PRODUCTS
PORK
WHOLE POULTRY
POULTRY CUTS
11%
4%
9%
5%
71%

CURRENT CLASSIFICATION

1Q01

R$ 565.6 million


OTHERS
PROCESSED PRODUCTS
PORK
WHOLE POULTRY
POULTRY CUTS
11%
4%
9%
5%
71%

1Q02

R$ 608.3 million


OTHERS
PROCESSED PRODUCTS
PORK
WHOLE POULTRY
POULTRY CUTS
11%
7%
5%
8%
69%

The change in the Domestic Market is minimal, not reflecting the % participation

The behavior of sales presented wide swings during the quarter. In January, the market was exceptionally heated up compared to the historic average, remaining relatively stable in February. However, in March the commemorations for Easter — which traditionally impact negatively on the sale of meat and reduce the exposure of frozen products in retail stores — strongly affected sales in a situation in which the purchasing power of consumers has continued to accumulate losses over the last two years.

Average Prices – R$ - **DOMESTIC MARKET**


PROCESSED PRODUCTS
12.4%
3.46
3.44
3.42
3.84
3.89
POULTRY
23.9%
1.84
1.99
2.06
2.73
2.28
PORK
1.38
2.30
1.98
2.31
2.02
46.4%
1Q01 2Q01 3Q01 4Q01 1Q02 1Q01 2Q01 3Q01 4Q01 1Q02 1Q01 2Q01 3Q01 4Q01 1Q02

Sadia initiated a series of commercial and marketing actions designed to take maximum advantage of the opportunities opening up for the line of frozen dishes as a result of the end of electric energy rationing, which already has generated positive results.

One of the highlights of the quarter was the indication that Sadia is the food sector company with the highest level of customer satisfaction, according to a Benchmark — Customer Service survey conducted by the Logistics Study Center of the Coppead Institute of Administration of the Federal University of Rio de Janeiro (UFRJ).

The study, encompassing more than 600 retail establishments in São Paulo, Rio de Janeiro, Recife and Belo Horizonte during the course of 2001, also revealed that the quality of services increasingly is being appreciated by supermarket executives: 20.1% of those who were interviewed stated that this was the most important factor when it came time to select suppliers. In 1994, the first year of the survey, only 14.4% of those interviewed identified service as the most important factor for selecting suppliers. In parallel, the index of those interviewed who gave priority to price fell from 38.5% to 32.6% over the same seven years.

EXPORT MARKET

In conformance with the company's forecasts, the international market began to show saturation in terms of demand in 1Q02, caused by the renewed production in Europe, which restructured itself to overcome the crisis caused by an outbreak of foot-and-mouth disease and BSE, and by stiffer competition, including greatly increased supplies of Brazilian products.

Even so, Sadia posted an increase in volume of 24.9% compared to 1Q01, largely because of the company's strategy of continuous consolidation of its presence and spreading into different markets. Gross revenues grew by 32.3% as a result of the improvements to the product mix and a more favorable change rate for exports than was seen in 1Q01.

The physical sales of pork expanded by 118%, mainly because of the consolidation of business with Russia. For its part, the sales of poultry grew by 19.7%. Processed products declined by 6.5% in volume and 2.6% in revenue, mainly due to the reduction in sales to Argentina. In 1Q01, exports to that country amounted to R$ 15.7 million and reduced to R$ 1.3 million in 1Q02.

In order to compensate for the negative effect of the economic recession in Argentina, Sadia has made systematic efforts to increase sales in other South American markets, with especially positive results in Chile. The company is continuing to run advertising campaigns to publicize its brand name and its products in the Middle East and is strengthening its relationship with the European trade.

SALES BREAKDOWN – EXPORT MARKET

PREVIOUS CLASSIFICATION

1Q01

R$ 282.1 million



OTHERS
PROCESSED PRODUCTS
PORK
8%
3%
8%
41%
40%
WHOLE POULTRY
POULTRY CUTS

CURRENT CLASSIFICATION

1Q01

R$ 282.1 million



OTHERS – 1%
PORK
PROCESSED PRODUCTS
8%
13%
41%
37%
WHOLE POULTRY
POULTRY CUTS

1Q02

R$ 373.0 million



OTHERS
PROCESSED PRODUCTS
PORK
14%
9%
33%
40%
WHOLE POULTRY
POULTRY CUTS

Average Prices – R$ - EXPORT MARKET



PROCESSED PRODUCTS
5.78
6.31
6.84
7.03
6.02
4.2%
POULTRY
2.45
3.01
3.17
2.89
2.52
2.9%
PORK
3.22
3.89
4.19
3.70
3.30
2.5%
1Q01 2Q01 3Q01 4Q01 1Q02
1Q01 2Q01 3Q01 4Q01 1Q02
1Q01 2Q01 3Q01 4Q01 1Q02

EXPORTS BY REGION - REVENUES


1Q01
R$ 282.1 million
ASIA
MIDDLE EAST
MERCOSUR
15%
4%
37%
34%
10%
EUROPE
THIRD MARKET


1Q02
R$ 373.0 million
ASIA
MIDDLE EAST
MERCOSUR
20%
34%
24%
20%
EUROPE
THIRD MARKET

OPERATING INCOME

Operating profits before financial income and equity accounting (EBIT) was R$ 52.4 million in 1Q02, compared to R$ 60.3 million in 1Q01. This reduction mainly reflects the continuous increases in the costs of raw materials, especially corn, which led to a reduction of 1.7 percentage points in gross margin in the quarter-to-quarter comparison.

The ratio of sales and administrative expenses over net revenues remained practically the same when compared with the numbers from 1Q01, resulting in an EBIT/net revenue ratio of 6.0%, versus 8.1% in 1Q01.

As a consequence of the combination of factors described above, the EBITDA of 1Q02 totaled R$ 82.5 million, compared to R$ 88.0 million in 1Q01. The EBITDA margin in 1Q02 was 9.4%, versus 11.8% no 1Q01.


EBITDA
R$ million
R$17
R$84
R$38
R$88
R$83
1Q98
1Q99
1Q00
1Q01
1Q02

Sadia

SDIA4 BOVESPA | SDA LISTED NYSE | NÍVEL 1 MERCADO BOVESPA · BRASIL

FINANCIAL RESULT

Net financial expenses of R$ 38.2 million were significantly lower than the result of 1Q01, of R$ 71.3 million, which is evidence of the success of the reformulation of the company's financial strategy, which reduced foreign currency indebtedness substantially. Of note is that this result would have been much better had it not been for the impact of the devaluation of the Argentine peso, in the amount of R$ 24 million, booked in 1Q02.

EQUITY GAIN (LOSS) FROM INVESTMENTS IN SUBSIDIARIES

Equity accounting results of R$ 15.8 million came about through recognition of the exchange rate impact on the shareholders´ equity of the subsidiaries abroad.

NET EARNINGS

In 1Q02, Sadia posted net earnings of R$ 27.9 million, compared to R$ 8.9 million in 1Q01. The amount represents a return on net equity (ROE) of 2.4%, compared to 0.9% in 1Q01.

CAPITAL STRUCTURE

At the end of 1Q02, Sadia's net financial debt totaled R$ 834.0 million (R$852.8 million on December 31, 2001), fully financed through long-term funds. The ratio of net debt over net equity fell from 100.2% in 1Q01 to 72.5% in 1Q02.

After the restructuring of its debt in order to reduce exposure to exchange risk, Sadia closed 1Q02 with 26% of its obligations expressed in US dollars and 74% in Brazilian Reais. In 1Q01, this breakdown was 84% in dollars and 16% in Reais. Besides the long-term funds obtained through the IFC and the BNDES, the company makes use of rural credit and export exchange contract advances, which offer the lowest market rates.

CAPITAL EXPENDITURES

Sadia invested R$ 14.8 million in 1Q02. Of this amount, 17% went to the processed products area, 39% was for poultry, 10% for pork. In its 2002 budget the company set aside R$ 120.8 million for investments, 11.3% more than in 2001.

CAPITAL EXPENDITURES
(R$ million)



R$364
R$ 137
R$ 165
R$ 156
R$ 109
R$ 30
R$ 15
1998
1999
2000
2001
1Q01
1Q02

Sadia

SDIA4 BOVESPA   SDA LISTED NYSE   NÍVEL 1 MERCADO BOVESPA · BRASIL

CAPITAL MARKETS AND GENERAL INFORMATION

The São Paulo Stock Exchange (Bovespa) index declined by 2.4% in 1Q02 while Sadia's preferred shares rose 3.2% in value. During the period in question, there were 3,173 transactions involving 67.7 million preferred shares of the company. The average daily volume traded in 1Q02 was R$ 1,432 thousand, compared to R$ 1,536 thousand in 1Q01.

Sadia's shares were traded during 100% of the trading sessions of the Bovespa in 1Q02, representing 61% of the financial volume of all of the transactions involving the Brazilian food sector.

The capital stock of the company is represented by 683 million shares: 257 million common shares and 426 million preferred shares.

During the first quarter of 2002, Sadia's Level II ADRs on the New York Stock Exchange (NYSE) rose 9,1%, compared to a 3.8% rise of the Dow Jones Index. During this period, the number of ADRs that were traded from the NYSE list was 81,000, totaling a financial volume of US$ 1.3 million.


Sadia PN vs. Ibovespa
Base 100 = 28/12/01
110
106
102
98
94
90
28/12/01
28/01/02
28/02/02
28/03/02
SDIA4
Ibovespa


Sadia ADR vs. Dow Jones
Base 100 = 28/12/01
114
110
106
102
98
94
90
28/12/01
28/01/02
28/02/02
28/03/02
SDA ADR
Dow Jones

Sadia

SDIA4 BOVESPA | SDA LISTED NYSE | NÍVEL 1 MERCADO

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets- being therefore subject to change.

# # # #

Sadia S.A. is the domestic market leader in the production and sales of frozen and refrigerated products, chicken, turkey and pork. The company employees 30,500, maintains 12 industrial plants and distribution centers in Brazil. Overseas, it has distribution centers in Argentina, Uruguay and Chile and commercial offices in Italy, England and the United Arab Emirates. Furthermore, it maintains representation offices in Japan, Paraguay and Bolivia. Sadia's products are distributed to the domestic market through 330,000 points of sale while the Company also exports to over 60 countries. In 2001, Sadia reported gross operating revenues of R$ 4,017.1 million, of which R$ 1,519.2 million came from exports.

Sadia

SDIA4 BOVESPA | SDA LISTED NYSE | NÍVEL 1 MERCADO BOVESPA - BRASIL

ATTACHMENT I

Statements of Income - Consolidated

R$ Thousand

Sadia	1Q01		1Q02		1Q02/1Q01
	R$	%	R$	%	%
Gross Operating Revenue	**847,709**	**113.7%**	**981,328**	**112.0%**	**15.8%**
Domestic Market	565,640	75.9%	608,287	69.4%	7.5%
Export Market	282,069	37.8%	373,041	42.6%	32.3%
(-) Sales Tax and Services Rendered	(102,067)	-13.7%	(104,778)	-12.0%	2.7%
Net Operating Revenue	***745,642***	***100.0%***	***876,550***	***100.0%***	***17.6%***
Cost of Good Sold and Services Rendered	(526,039)	-70.5%	(632,861)	-72.2%	20.3%
Gross Profit	**219,603**	**29.5%**	**243,689**	**27.8%**	**11.0%**
Selling Expenses	(145,880)	-19.6%	(174,851)	-19.9%	19.9%
Management Compensation	(1,997)	-0.3%	(2,088)	-0.2%	4.6%
Administrative Expenses	(9,892)	-1.3%	(10,242)	-1.2%	3.5%
Others Operating Result	(1,520)	-0.2%	(4,082)	-0.5%	168.6%
Earning Before Interest and Taxation	**60,314**	**8.1%**	**52,426**	**6.0%**	**-13.1%**
Financial Result, Net	(71,304)	-9.6%	(38,182)	-4.4%	-46.5%
Equity Pick Up	6,972	0.9%	15,814	1.8%	126.8%
Operating Profit	**(4,018)**	**-0.5%**	**30,058**	**3.4%**	**848.1%**
Nonoperating Income (expense)	3,741	0.5%	1,921	0.2%	-48.7%
Income Before Taxation	**(277)**	**0.0%**	**31,979**	**3.6%**	**-**
Income and Social Contribution Taxes	9,046	1.2%	(4,075)	-0.5%	-145.0%
Net Income	**8,769**	**1.2%**	**27,904**	**3.2%**	**218.2%**
Minority Interest in the Result of Subsidiaries	(94)	0.0%	(32)	0.0%	-66.0%
Company Participation in the Result	**8,863**	**1.2%**	**27,936**	**3.2%**	**215.2%**
EBITDA	**88,014**	**11.8%**	**82,536**	**9.4%**	**-6.2%**

Sadia

SDIA4 BOVESPA

SDA LISTED NYSE

NÍVEL 1 MERCADO BOVESPA · BRASIL

ATTACHMENT II

Balance Sheet - Consolidated

Sadia

R$ Thousand

	March 2002	December 2001
ASSETS		
Current Assets	**1,545,410**	**1,603,985**
Cash and Cash Equivalents	43,019	65,380
Trade Accounts Receivable	327,247	374,908
Recoverable Taxes	67,783	60,334
Inventories	674,927	661,637
Marketable Securities	297,069	289,158
Other Credits	135,365	152,568
Noncurrent Assets	**829,950**	**816,475**
Marketable Securities	612,896	611,850
Other Credits	217,054	204,625
Permanent	**1,013,901**	**1,036,858**
Investments	11,487	11,331
Property, Plant and Equipment	872,227	891,502
Deferred Charges	130,187	134,025
Total	**3,389,261**	**3,457,318**
LIABILITIES		
Current Liabilities	**1,187,157**	**1,336,604**
Financial Institutions	845,924	929,461
Suppliers	194,916	175,809
Advances from Customers	1,215	2,163
Salaries and Social ChargesPayable	49,984	48,870
Taxes Payable	23,279	38,865
Dividends	255	52,793
Operating Liabilities	71,584	88,643
Noncurrent Liabilities	**1,052,068**	**998,582**
Financial Institutions	941,231	889,766
Operating Liabilities	110,837	108,816
Deferred Discount of Investments	-	-
Minority Interest in Subsidiaries	**501**	**533**
Shareholder's Equity	**1,149,535**	**1,121,599**
Capital Subscribed and Fully Paid in	700,000	700,000
Income Reserves	449,535	421,599
Total	**3,389,261**	**3,457,318**

GREENBERG
ATTORNEYS AT LAW
TRAURIG

Rob Bossart
bossartr@gtlaw.com
212-801-6864

February 8, 2002

Via E-Mail (bruce_waxman@westlb.com)

Mr. Bruce J. Waxman
Tax Director
WestLB - Westdeutsche Landesbank Girozentrale
1211 Avenue of the Americas
New York, NY 10036

Dear Bruce:

As you requested, the key cites which lead me to conclude that, under the facts presented by WestLB, the Brazilian "tax" would represent a deductible levy but not a creditable tax for U.S. tax purposes include:

- Reg. Sec. 1.902-2(b).
- Bank of America, 459 F. 2d 513 (Ct. Cl. 1982), *cert. denied*, 409 U.S. 949 (1982).
- Inland Steel, 677 F. 2d 72 (Ct. Cl. 1982).
- Keasbey & Mattison Co. v. Rothensies, 133 F. 2d 894 (3rd Cir. 1943), *cert. denied*, 320 U.S. 379 (1943).
- St. Paul Fire and Marine Insurance Co. v. Reynolds, 44 F. Supp. 963 (D. Minn. 1942).
- Rev Rul. 76-215, 1976-1 C.B. 194.
- Rev. Rul. 78-61, 1978-1 C.B. 221.

Please call me if you have any additional questions.

Sincerely,

Rob Bossart

cc: Ross Kaufman

\\v01\5/8/02